Exhibit 99.1

Obsidian Energy Announces Increase in 2024 Reserves Across All Categories

•
Reserve replacement of 146 percent, 229 percent and 296 percent of 2024 production on a proved developed producing (“PDP”) reserves, proved (“1P”) reserves, and proved plus probable(“2P”) reserves basis, respectively
•
1P reserve value increased 23 percent on a per share basis to $2.3 billion (before-tax, discounted at 10 percent)
•
Added 107 new locations to our 2P Peace River reserves, totalling 160 net locations for the area

CALGARY, February 4, 2025 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce the results of our independent reserves evaluation for the year ended December 31, 2024 (the “2024 Reserve Report”) prepared by GLJ Ltd. (“GLJ”).

“Volume and value increases across all our reserves categories reflect the high level of development activity and success of our 2024 capital program,” said Stephen Loukas, Obsidian Energy’s President and CEO. “We more than replaced production in all reserve categories (including before acquisitions) – signifying the eighth year in a row that we achieved such gains in 1P and 2P reserves – while also generating a recycle ratio over two times on a 2P basis. Focusing on our Peace River asset, the impact of increased development, field extensions, delineation drilling and the Peace River Clearwater acquisition added 107 new locations out of the total 114 new booked locations added in 2024. With a growing inventory of potential future drilling opportunities, we are well positioned to further increase our per share reserve values in 2025 and beyond.”

Stephen Loukas continued, “The efficiency of our capital program is demonstrated by lower finding and development (“F&D”) costs per boe in our 1P and 2P reserve categories. When combined with our activity level and increase to future development capital (“FDC”), our 1P reserve value increased by 17 percent or $323 million to approximately $2.3 billion at year-end (before tax, discounted at 10 percent). Our active share buyback program in 2024 further enhanced our reserve value metrics, increasing it by 23 percent from 2023 to $30.58 per share in 2024 on a 1P basis (before tax, discounted at 10 percent).”

HIGHLIGHTS

Obsidian Energy’s 2024 capital program focused on unlocking the significant potential across our heavy oil business at Peace River while maintaining production in our light oil business. Furthermore, our 2024 exploration/appraisal drilling program successfully extended existing development areas and established new fields.

•
We replaced 146 percent of 2024 production on a PDP reserves basis, 229 percent on a 1P reserves basis and 296 percent on a 2P reserves basis.
o
The impact of drilling infill wells and field extensions from our 2024 capital program, the acquisition of the Peace River Clearwater lands, and positive technical revisions were the major contributing factors to increased reserves.
•
Reserves before-tax net present value discounted at 10 percent ("NPV10") increased from 2023 levels, largely due to the volume increases outlined above, are as follows:
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PDP: 9 percent increase to $1.6 billion (15 percent increase on a per share basis).
o
1P: 17 percent increase to $2.3 billion (23 percent increase on a per share basis).

o
2P: 20 percent increase to $3.1 billion (26 percent increase on a per share basis).
•
FDC increased in both the 1P and 2P reserve categories to reflect the progress in our Peace River asset and to better align with future capital spending levels. As a result, FDC generates a five-year program of approximately $340 million per year on a 2P reserve basis.
o
We were able to book significantly more locations due to the successful development and exploration/appraisal wells from our 2024 Peace River capital program combined with the addition of reserves from the 2024 Peace River Clearwater acquisition lands. As such, FDC associated with our Peace River asset was adjusted upward to more appropriately reflect our future anticipated spending plans. We expect to add additional locations to our booked reserves in Peace River over the coming years as we continue to appraise and further develop this asset.
•
Execution of our capital program resulted in improvements from between seven to 14 percent in both F&D and Finding, Development and Acquisition (“FD&A”) costs year-over-year for 1P and 2P reserves, highlighting the quality of our reserve book and ability to efficiently develop our reserves.
o
F&D costs including changes in FDC were $19.55/boe for PDP, $19.27/boe for 1P and $16.31/boe for 2P.
o
FD&A costs including changes in FDC were $21.15/boe for PDP, $20.44/boe for 1P and $17.08 /boe for 2P.
•
The efficiency of our program was demonstrated through 2024 recycle ratios of 1.7x for PDP, 1.8x for 1P and 2.1x for 2P, based on our expected 2024 operating netback of $33.86/boe and F&D costs (including changes in FDC).
•
Our total corporate decline rate on a PDP basis was relatively unchanged year-over-year at 22 percent in 2024 compared to 21 percent in 2023, even with our expanded capital program and significantly higher development activity in Peace River.
o
On a three-year average basis, PDP decline rates are now at 18 percent compared to 17 percent in 2023.
•
Our total undeveloped 2P reserve locations increased by 114 net locations to 458 total net locations booked: including 243 net locations in the Cardium, 97 net locations in the Clearwater, 63 net locations in the Bluesky, 50 net locations in the Viking, three net locations in the Mannville and two net locations in the Belly River.
o
Peace River heavy oil locations more than tripled due to the success of our 2024 capital program combined with the impact of the 2024 Peace River Clearwater acquisition, adding 107 net 2P reserve locations over the year.
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New booked Cardium locations replaced wells drilled during 2024, continuing to demonstrate our inventory of light oil locations.
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Booked locations represent an achievable total 2P five-year FDC of $1.7 billion (approximately $340 million per year).
•
Obsidian Energy maintains a strong reserve life index ("RLI") of approximately 6.9, 10.3 and 13.5 years on a PDP, 1P, and 2P reserves basis, respectively.

Summary of 2024 Reserves

GLJ conducted an independent reserves evaluation of 100 percent of our reserves effective December 31, 2024, using a three-consultant average (“IC3”) price deck of forecast commodity prices and assumptions at December 31, 2024. This evaluation was prepared in accordance with definitions, standards, and procedures set out in the Canadian Oil and gas Evaluation Handbook and National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Reserves included below are company share gross reserves which are the Company's total working interest reserves before the deduction of any royalties and excluding any royalty interests payable to the Company.

The numbers in the tables below may not add due to rounding.

Summary of Reserves – by Product1

As at December 31, 2024
	Light & Medium Oil	Heavy Oil & Bitumen	Natural Gas Liquids	Conventional Natural Gas	Barrel of Oil Equivalent
Reserve Category	(mmbbl)	(mmbbl)	(mmbbl)	(bcf)	(mmboe)
Proved
Developed producing	33.0	15.2	7.7	176.6	85.3
Developed non-producing	0.3	1.2	0.1	3.1	2.2
Undeveloped	25.2	11.0	7.8	117.0	63.5
Total Proved	58.6	27.5	15.5	296.7	151.1
Total Probable	22.6	19.6	6.7	127.6	70.2
Total Proved plus Probable	81.2	47.1	22.2	424.4	221.2
(1)
Reserves are shown on a gross working interest basis.

Reserves Reconciliation – Total Proved

	Light & Medium Oil	Heavy Oil & Bitumen	Natural Gas Liquids	Conventional Natural Gas	Barrel of Oil Equivalent
Reconciliation Category	(mmbbl)	(mmbbl)	(mmbbl)	(bcf)	(mmboe)
Total Proved
December 31, 2023	57.2	13.7	13.6	292.3	133.3
Discoveries	-	-	-	-	-
Extensions	1.1	9.0	0.3	6.5	11.4
Infill Drilling	3.9	0.2	0.6	10.5	6.5
Improved Recovery	0.2	-	-	0.2	0.2
Technical Revisions	0.4	1.3	2.2	13.6	6.1
Acquisitions	-	5.7	-	-	5.7
Dispositions	-	-	-	-	-
Economic Factors	0.8	0.8	-	(0.1)	1.6
Production	(4.9)	(3.3)	(1.1)	(26.3)	(13.7)
December 31, 2024	58.6	27.5	15.5	296.7	151.1

Reserves Reconciliation – Total Proved Plus Probable

	Light & Medium Oil	Heavy Oil & Bitumen	Natural Gas Liquids	Conventional Natural Gas	Barrel of Oil Equivalent
Reconciliation Category	(mmbbl)	(mmbbl)	(mmbbl)	(bcf)	(mmboe)
Total Proved Plus Probable
December 31, 2023	82.3	21.2	19.6	427.1	194.4
Discoveries	-	-	-	-	-
Extensions	1.4	16.3	0.4	7.7	19.4
Infill Drilling	4.0	-	0.6	10.1	6.3
Improved Recovery	0.3	0.8	-	0.9	1.2
Technical Revisions	(2.2)	1.8	2.7	6.6	3.4
Acquisitions	-	9.5	-	-	9.5
Dispositions	-	-	-	-	-
Economic Factors	0.4	0.8	(0.1)	(1.7)	0.8
Production	(4.9)	(3.3)	(1.1)	(26.3)	(13.7)
December 31, 2024	81.2	47.1	22.2	424.4	221.2

Summary of Before Tax Net Present Values

As at December 31, 2024(1)

Net Present Values	Discount Rate
$ millions	Undiscounted	5 Percent	10 Percent	15 Percent	20 Percent
Proved
Developed producing	1,912	1,933	1,622	1,382	1,210
Developed non-producing	63	51	42	37	33
Undeveloped	1,424	900	589	393	263
Total Proved	3,399	2,884	2,253	1,812	1,506
Total Probable	2,342	1,288	839	601	457
Total Proved plus Probable	5,741	4,172	3,092	2,414	1,963
(1)
The December 31, 2024, reserve net present values include only active Obsidian Energy existing well, facility, and pipeline decommissioning liability estimates, which totals $31 million NPV10 (2023 - $25 million).

Future Development Capital

As at December 31, 2024

$ millions	Total Proved	Total Proved Plus Probable
2025	235.6	337.5
2026	286.4	355.5
2027	302.6	347.5
2028	313.4	359.9
2023	183.2	298.9
2030 and subsequent	-	-
Total, Undiscounted	1,321.3	1,699.4
Total, Discounted @ 10%	1,048.6	1,348.3

F&D and FD&A Costs

As at December 31, 2024

($ millions, except as noted) (1)	Proved Developed Producing	Total Proved	Total Proved Plus Probable
Capital expenditures	343.1	343.1	343.1
Total change in FDC	-	154.7	163.7
F&D capital, including total change in FDC	343.0	497.8	506.8
Reserve additions, including revisions (mmboe)	17.5	25.8	31.1
F&D per boe	19.55	19.27	16.31

($ millions, except as noted) (1)	Proved Developed Producing	Total Proved	Total Proved Plus Probable
F&D capital, including total change in FDC	343.0	563.8	613.2
Acquisitions, net of dispositions	80.3	80.3	80.3
Acquisitions, FDC	81.9	81.9	81.9
Dispositions, FDC	(1.5)	(1.5)	(1.5)
FD&A capital, including total change in FDC	423.3	644.1	693.6
Reserve additions, including revisions and acquisitions (mmboe)	20.0	31.5	40.6
FD&A per boe	21.15	20.44	17.08
(1)
Capital expenditures are unaudited.

F&D Costs by Year

($/boe)	2024	2023	2022	3-Year Average
F&D costs, including total change in FDC[1]
Proved developed producing	19.55	19.35	20.48	19.80
Total proved	19.27	22.42	26.88	22.78
Total proved plus probable	16.31	18.37	19.21	18.10

FD&A costs, including total change in FDC[2]
Proved developed producing	21.15	19.32	20.53	19.79
Total proved	20.44	22.35	26.63	14.01
Total proved plus probable	17.08	18.28	19.06	9.52
(1)
The calculation of F&D includes the change in FDC and excludes the effects of acquisitions and depositions.
(2)
The calculation of FD&A includes the change in FDC and includes the effects of acquisitions and dispositions.

Summary of Pricing and Inflation Rate Assumptions

As at December 31, 2024(1)

			MSW Canadian Light		Natural Gas
	WTI		Sweet Crude		AECO-C		Exchange Rate
IC3	Cushing, Oklahoma		40° API		Spot
Forecast(2)	($US/bbl)		($Cdn/bbl)		($Cdn/mmbtu)		($US/$Cdn)
Year	2024	2023	2024	2023	2024	2023	2024	2023
Forecast
2025	71.58	74.09	94.79	93.47	2.36	3.35	0.71	0.76
2026	74.48	74.79	97.04	93.19	3.33	4.01	0.73	0.77
2027	75.81	76.28	97.37	95.04	3.48	4.10	0.74	0.77
2025	77.66	77.81	99.80	96.95	3.69	4.17	0.74	0.77
2029	79.22	79.38	101.79	98.88	3.76	4.26	0.74	0.77
2030	80.80	80.96	103.83	100.86	3.83	4.33	0.74	0.77
2031	82.42	82.57	105.91	102.89	3.91	4.43	0.74	0.77
2032	84.06	84.22	108.02	104.94	3.99	4.52	0.74	0.77
2033	85.75	85.91	110.19	107.04	4.07	4.61	0.74	0.77
2034	87.46	87.63	112.39	109.18	4.15	4.69	0.74	0.77
2035	89.21		114.64		4.24		0.74
(1)
Prices escalate at two percent after 2035, with the exception of foreign exchange which stays flat.
(2)
2024 pricing forecasts utilized IC3 pricing (GLJ, Sproule & Associates Ltd. and McDaniel & Associates Consultants) to better align with price decks used by other oil and gas companies. 2023 pricing forecasts utilized IC4 pricing (GLJ, Sproule & Associates Ltd., McDaniel & Associates Consultants and Deloitte Resource Evaluation & Advisory).

The financial and operating information in this news release is based on estimates and is unaudited. Some of the terms below do not have standardized meanings. Further detail can be found in the "Oil and Gas Advisory" section contained in this release. Additional reserve information as required under NI 51-101 will be included in our Annual Information Form as at December 31, 2024 which will be filed on SEDAR+, EDGAR, and posted to our website once we file our year-end 2024 financial documents, which is anticipated on February 25, 2025.

FOURTH QUARTER and FULL YEAR 2024 RESULTS AND GUIDANCE RELEASE

Given the continued market volatility and uncertainty surrounding the impact of U.S. tariffs that have been announced by the U.S. and Canadian governments (but are not yet in effect), we now intend to release our first half 2025 capital program and guidance at the same time as our fourth quarter and full year 2024 financial and operational results before North American markets open on February 25, 2025. In addition, the 2024 management’s discussion and analysis and the audited 2024 consolidated financial statements will be available on our website at www.obsidianenergy.com, the SEDAR+ website (www.sedarplus.ca), and the EDGAR website (www.sec.gov) on or about the same date.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

In addition, this news release contains a number of oil and gas metrics, including "F&D costs", “FD&A costs”, “Operating netback”, “Recycle Ratio” and "RLI" which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics are commonly used in the oil and gas industry and have been included herein to provide readers with additional measures to evaluate the Company's performance;

however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

F&D costs are the sum of capital expenditures incurred in the period, plus the change in estimated future development capital for the reserves category, all divided by the change in reserves during the period for the reserve category. F&D costs exclude the impact of acquisitions and divestitures.

FD&A costs are the sum of capital expenditures incurred in the period for the reserves category and including the impact of acquisition and disposition activity, all divided by the change in reserves during the period for the reserve category.

Operating netback is the per unit of production amount of revenue less royalties, net operating expenses and transportation expenses.

Recycle Ratio is calculated by dividing the operating netback by the F&D costs for the year. The recycle ratio compares netback from existing reserves to the cost of finding new reserves and may not accurately indicate the investment success unless the replacement reserves are of equivalent quality as the produced reserves.

RLI is calculated as total Company gross reserves divided by GLJ’s forecasted 2025 production for the associated reserve category.

Under NI 51-101, 1P reserves estimates are defined as having a high degree of certainty to be recoverable with a targeted 90 percent probability in aggregate that actual reserves recovered over time will equal or exceed proved reserve estimates. For 2P reserves under NI 51-101, the targeted probability is an equal (50 percent) likelihood that the actual reserves to be recovered will be greater or less than the proved plus probable reserve estimate. The reserve estimates set forth above are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	AECO	Alberta benchmark price for natural gas
bbl/d	barrels per day	bcf	million cubic feet
mmbbl	million barrels of oil	mmbtu	million British thermal units
boe/d	barrels of oil equivalent per day
boe	barrel of oil equivalent
boe/d	barrels of oil equivalent per day
mmboe	million barrels of oil equivalent
WTI	West Texas Intermediate
MSW	Mixed Sweet Blend

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our expectations for our booked reserves in Peace River; our expected 2024 operating netback and F&D costs; our expectations for FDC, including in Peace River; our expected corporate decline rates and RLI; the date that additional reserve information, as required under NI 51-101, will be included in our Annual Information Form which will be filed on SEDAR+, EDGAR and our website; and the date of our first half 2025 capital program and guidance and full year 2024 financial and operational results as well as the date the 2024 management’s discussion and analysis and the audited 2024 consolidated financial statements will be available on our website, the SEDAR+ website, and the EDGAR website.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: the potential impact of the tariffs that have been publicly announced (but are not yet in effect) by the U.S. and Canadian governments, and that other than the tariffs that have been announced, neither the U.S. nor Canada (i) increases the rate or scope of announced tariffs or imposes new tariffs on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; Obsidian Energy’s view with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein (provided that, except where otherwise stated, the forward-looking statements contained herein do not assume the completion of any transaction); that regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability of members of OPEC+, Russia and other nations to agree on and adhere to production quotas from time to time; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of new pandemics or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to comply with applicable terms and conditions under the Company’s debt agreements, the existence of alternative uses for Obsidian Energy's cash resources and compliance with applicable laws; our ability to execute our plans as described herein and in our other disclosure documents, including our three year growth plan, and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future net operating costs and G&A costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in production due to low commodity prices or the further deterioration of commodity prices; future exchange rates, tariffs and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, such as extreme cold, wild fires, flooding and drought, infrastructure access (including the potential for blockades or other activism) and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; the accuracy of our estimated reserves volumes; and our ability to add production and reserves through our development and exploration/appraisal activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the risk that (i) the U.S. and/or Canada accelerates the effective date of announced tariffs, increases the rate or scope of announced tariffs, or imposes new tariffs on the import of goods from one country to the other, including on oil and natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed by the U.S. on other countries and responses thereto could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural gas industry and the Company; Obsidian Energy’s future capital requirements; general economic and market conditions; demand for Obsidian Energy’s products; and unforeseen legal or regulatory developments and other risk factors detailed from time to time in Obsidian Energy reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full (including our three year growth plan), and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued, on favorable terms or at all; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, and the responses of governments and the public to any pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally whether caused by a pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace one or all of our credit facilities and senior unsecured notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior unsecured notes; the possibility that we are unable to complete the Offer with our noteholders; the possibility that we are forced to shut-in production, whether due to commodity prices failing to rise or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to public opinion and/or special interest groups. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company's Annual Information Form (See "Risk Factors" and "

Forward-Looking Statements" therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol "OBE".

All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com